First Quarter Report as of March 31, 2004

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in various areas of southwestern and northeastern British Columbia and central Alberta.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

Abbreviations

bbl or bbls	barrel or barrels
mcf	thousand cubic feet
bbl/d	barrels per day
mcf/d	thousand cubic feet per day
mbbl	thousand barrels
mmcf	million cubic feet
bcf	billion cubic feet
boe	barrels of oil equivalent (6 mcf = 1 bbl)
mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day
NGL’s	natural gas liquids
mboe	thousand barrels of oil equivalent

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with our Financial Statements and the Notes to the Financial Statements included in this Interim Report. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Unless otherwise noted, tabular amounts are in thousands of Canadian dollars, and sales and production volumes are before royalties. We have presented our working interest before royalties, as we measure our performance on this basis, which is consistent with other Canadian oil and gas companies.

For ease of reading, we refer throughout this discussion and analysis to the periods reported as follows:

Periods Reported

January 1, 2004 – March 31, 2004, referred to as	2004-Q1
January 1, 2003 – March 31, 2003, referred to as	2003-Q1

Due to our early-adoption to apply certain changes in accounting policies retroactively as at December 31, 2003, we have restated 2003-Q1 for comparative purposes (see Note 2 to our Financial Statements).

EXECUTIVE OVERVIEW

Key Measures for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1

Gross revenues	10,975	14,308
Cash flow from operations (1)(2)	5,749	6,592
Cash flow from operations
per share ($/share) (1)(2)	0.26	0.32
Net earnings (loss) (2)	(788)	3,393
Net earnings (loss) per share ($/share) (2)	(0.04)	0.17
Daily average production (boe/d)	3,387	3,437
Total production (mboe)	308	309
Capital expenditures	8,409	5,262
Net debt (3)	26,161	16,189
Net debt to cash flow annualized(4)	1.1:1	0.6:1

(1)	Cash flow from operations is a non-GAAP measure that does not have standardized meaning as prescribed by GAAP and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

	($ 000’s)	2004-Q1	2003-Q1

	Cash provided by (used in)
	operating activities (GAAP)	(384)	5,550
	Changes in non-cash working capital
	affecting operating activities (GAAP)	6,133	1,042
	Cash flow from operations (non-GAAP)	5,749	6,592

(2)	2003-Q1 restated per Note 2 to our Financial Statements.
(3)	Net debt is working capital. We have no long-term debt.
(4)
Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three-month numbers by four. This method does not reflect actual results for the applicable extrapolated periods and therefore actual results may differ from the extrapolations generated by this calculation.

Production of natural gas and natural gas liquids increased in 2004-Q1 by 19% and 7% over 2003-Q1, respectively. Total production on a mboe basis did not change materially between quarters due to a crude oil production decrease of 64%. Our weighted average prices realized for natural gas dropped from $8.09 to $6.56 per mcf, a softening of 19% from 2003-Q1, while prices for crude oil were lower by 11%, from $49.58 to $44.30 per barrel.

Our gross revenues decreased in 2004-Q1 from 2003-Q1 by $3.3 million or 23%, to $11.0 million. The key factors involved in this decrease were lower weighted average realized prices for all commodities and volume variances caused by changes in our production mix. Price-based variances were responsible for 76% of the overall decrease and 24% was due to volume-based variances.

The increase in our total natural gas production was mostly due to four new wells at Cypress/Chowade that, upon their start-up in early March 2004, increased our daily rates to approximately 4,200 boe/d. By late March, daily production from these wells was constrained by limits on our access to third-parties facilities, resulting in an average daily production for 2004-Q1 of 3,387 boe/d. To help address constraint concerns, we have budgeted our half of the cost to construct a 30 mmcf/d sour gas plant and associated facilities later in 2004.

The decrease in average daily crude oil production was mostly due to the decline in flow-rates from one well at St. Albert that began producing just prior to 2003-Q1.

Our cash flow from operations in 2004-Q1 decreased from 2003-Q1 by $0.9 million or 13%, to $5.7 million due to the same factors affecting our gross revenues discussed above accompanied by a net decrease of $2.4 million in cash expenses. Most of the net decrease in cash expenses was due to lower royalties and current income taxes.

Our net earnings in 2004-Q1 decreased from 2003-Q1 by $4.3 million, to a loss of $1.0 million due mainly to the same factors affecting our cash flow from operations described above, accompanied by an increase of $3.3 million or 370%, to $4.2 million in our exploration expenses.

Of the $4.2 million we invested on exploration expenses in 2004-Q1, $2.6 million was for a 44 square-kilometer 3D proprietary seismic program at Orion and a further $1.4 million was related to our share of costs for drilling two unsuccessful exploration wells at Cypress/Chowade. Although we consider investments in seismic data important to our future growth strategy, we treat those investments, along with unsuccessful drilling attempts, as an expense in the period in which they are incurred.

Capital Investment by Classification for the Comparative Periods Presented

($000’s)	2004-Q1	2003-Q1

Land acquisitions	2,308	2,824
Drilling, completions and equipping:
Exploratory	2,474	1,400
Development	336	637
Facilities and pipelining	3,276	375
Other	15	26
Total	8,409	5,262

During 2004-Q1, our total capital investment was $8.4 million, of which 27% was for new land acquisitions at Cypress/Chowade, 33% was for the drilling, completions and equipping work mostly at Cypress/Chowade and St. Albert, and 39% was for facilities and pipelining (primarily on the construction of a 32-kilometer pipeline at Cypress/Chowade).

PROPERTIES AND CAPITAL INVESTMENT

We follow the successful efforts method of accounting for our natural gas and crude oil activities. When it is determined that drilling has been unsuccessful in establishing commercial reserves, the costs of drilling are written off and reported as exploration expenses on our Statements of Operations and Retained Earnings (see the section entitled, “Exploration Expenses” for analysis and discussion). All other capital expenditures are reported as natural gas and oil interests on our Balance Sheets.

2004-Q1

Capital Investment by Property and Classification (1)

		Drilling,
		Completions	Facilities
		and	and
($ 000’s)	Land	Equipping	Pipelining	Other	Total

Alberta
St. Albert	–	501	380	–	881
Wimborne	–	12	4	–	16
Halkirk	–	2	–	–	2
Peavey/Morinville	–	(2)	–	–	(2)
Total Alberta	–	513	384	–	897
Cypress/Chowade	2,308	2,112	2,622	–	7,042
Orion	–	185	270	–	455
Total British Columbia	2,308	2,297	2,892	–	7,497
Other				15	455
Total	2,308	2,810	3,276	15	8,409

(1) For seismic costs, see “Exploration Expenses” in our Management’s Discussion and Analysis.

Land
We invested $2.3 million in land during the quarter, all of which was spent at Cypress/Chowade to acquire 1,134 net acres (2,268 gross).

Drilling, Completions, Equipping, Facilities and Pipelining
Expenditures totaled $6.1 million, of which $0.9 million was in Alberta and $5.2 million was in British Columbia, incurred mainly as follows:

Alberta
St. Albert – $0.5 million was spent on drilling and recompleting two crude oil wells and one natural gas well. We also invested $0.4 million on the optimization of our sweet gas compressor and on a capacity upgrade of our salt water disposal facilities.

British Columbia
Cypress/Chowade – Of the $2.1 million recorded as drilling, completions and equipping, $1.4 million related to our 100% working interest share of drilling costs that were incurred on a new natural gas exploration well. The balance related to completion and equipping costs incurred on natural gas wells drilled last year. Pipelining costs of $2.6 million were our half of the cost to construct a 32 kilometer, 8" sales pipeline to a third-party gas plant at Sikanni.

2003-Q1
During the quarter, we invested $5.3 million. Of this amount, $4.7 million or 88% was spent at Cypress/Chowade and Orion, British Columbia, of which $2.8 million was for the acquisition of land. The remaining $0.6 million was spent mostly at St. Albert on drilling, well completions and related infrastructure.

FINANCIAL RESULTS

Cash Flow from Operations and Net Earnings

2004-Q1 vs 2003-Q1
Cash flow from operations decreased by $0.9 million or 14%, to $5.7 million mainly due to the following variance types:

Variances involving revenue
Our variance analysis below shows a net decrease in cash flow from operations mainly due to:

  Volume-based variances of $0.8 million; and
  Price-based variances of $2.5 million, reflecting that we realized lower weighted average prices in 2004-Q1 than in 2003-Q1.

Variances involving cash expenses
The main expense categories that accounted for a net increase in cash flows from operations of $2.4 million were:

  Royalties expense decreased by $1.0 million;
  Production costs increased by $0.2 million;
  General and administrative expenses increased by $0.1 million; and
  Current income taxes decreased by $1.7 million.

Net earnings decreased by $4.3 million or 128%, to a loss of $1.0 million mainly due to the same variance factors that affected our cash flow from operations as described above, accompanied by the following:

Variances involving non-cash expenses

  Amortization and depletion expense increased by $0.8 million;
  Exploration expenses increased by $3.3 million; and
  Future income taxes decreased by $0.7 million.

Revenue

Revenue Variances by Commodity between the Comparative Periods Presented

($ 000’s)	Volume-based	Price-based	Total

Natural gas	68	(1,905)	(1,837)
Natural gas liquids	(475)	(362)	(837)
Crude oil	(412)	(247)	(659)
Total	(819)	(2,514)	(3,333)

2004-Q1 vs 2003-Q1
Revenues were $11.0 million versus $14.3 million, a decrease of $3.3 million, $0.8 million of which was due to volume-based variances, and $2.5 million of which was due to price-based variances.

Daily Average Production Rates and Total Production

Daily Average Production Rates by Commodity and Field, and Total Production for the Comparative Periods Presented

(Units as stated)	2004-Q1	2003-Q1

Daily average production rates
Natural gas (mcf/d)
St. Albert	9,594	10,092
Halkirk	1,110	1,230
Peavey/Morinville	516	456
Other Alberta	726	474
Cypress/Chowade, British Columbia	2,634	–
Total natural gas (mcf/d)	14,580	12,252
Total natural gas (boe/d 6:1)	2,430	2,042
Natural gas liquids (bbl/d)
St. Albert	679	634
Other Alberta	5	5
Total natural gas liquids (bbl/d)	684	639
Crude oil (bbl/d)
St. Albert	272	755
Other, Saskatchewan	1	1
Total crude oil (bbl/d)	273	756
Total daily average production (boe/d)	3,387	3,437
Total production all products (mboe)	308	309

2004-Q1 vs 2003-Q1
Total production of all products was 308 mboe versus 309 mboe. Our total daily average production of all commodities decreased by a net of 50 boe/d or 1%, to 3,387 boe/d. Of this net decrease, natural gas and natural gas liquids increased by 388 boe/d and 45 boe/d, respectively, while crude oil decreased by 483 boe/d.

The 388 boe/d increase in our production of natural gas was mostly due to four new wells at Cypress/Chowade that, upon their start-up in early March 2004, increased our daily rates to approximately 4,200 boe/d. In late March, daily production from these wells was constrained by access to third parties facilities. To help address constraint concerns, we have budgeted our half of the cost to construct a 30 mmcf/d sour gas plant and associated facilities in late 2004.

The decrease in average daily crude oil production was mostly due to the decline in flow-rates from one well at St. Albert that began producing just prior to 2003-Q1.

Weighted Average Commodity Prices

Weighted Average Commodity Prices for the Comparative Periods Presented

(Units as stated)	2004-Q1	2003-Q1

Natural gas ($/mcf)	6.56	8.09
Natural gas liquids ($/bbl)	26.99	33.28
Crude oil ($/bbl)	44.30	49.58

2004-Q1 vs 2003-Q1
Our weighted average prices of natural gas and natural gas liquids both decreased by 19%, while crude oil decreased 11%.

Compared to 2004-Q1, benchmark prices for Canadian natural gas were higher in 2003-Q1 due to shortage fears that accompanied the quickly-dwindling storage volumes across North America. Crude oil prices were also lower than in 2003-Q1 due mainly to the decline in the relative value of the U.S. dollar to the Canadian dollar.

We estimate our natural gas liquids to be 45% natural gas-based and 55% crude oil-based. Therefore, our weighted average price for liquids generally followed the respective trends mentioned above.

Hedging
We have no hedge positions, however, because of our product sales mix of natural gas, natural gas liquids and crude oil, the potential risk that single-product price volatility could have on our net earnings is reduced. Further, we vary our natural gas sales mix between AECO-spot prices and aggregator-based prices (which are, in turn, based on a blend of AECO-spot, long-term and NYMEX contracts).

Royalties, Mineral Taxes and Royalty Credits

Royalties, Mineral Taxes, Royalty Credits and Unit Total Royalties for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1

Crown	634	1,464
Freehold and overriding	1,402	1,994
Freehold mineral taxes	436	375
Royalty tax credit (Alberta)	(55)	(264)
Total royalties	2,418	3,569
Unit total royalties per boe ($)	7.84	11.53

2004-Q1 vs 2003-Q1
Total royalties were $2.4 million versus $3.6 million. Unit royalties expense decreased by a net $3.69 or 32%, to $7.84 per boe. Seventy percent of this decrease was mainly due to lower commodity prices and lower production from heavier-than-average obligations applied to one St. Albert oil well. The remaining 30% was due to a 3% gross overriding royalty charge that was eliminated subsequent to 2003-Q1 when we acquired the royalty rights from the holders.

Production Costs

Production Costs and Unit Production Costs for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1

Production costs	1,813	1,597
Unit production costs per boe ($)	5.88	5.16

2004-Q1 vs 2003-Q1
Total production costs were $1.8 million versus $1.6 million. Unit production costs increased by a net of $0.72 or 14%, to $5.88 per boe, half of which was due to the introduction of higher-cost production at Cypress/Chowade. The remainder was mainly due to the effect of declining production and fixed costs at Peavey/Morinville and Halkirk.

Amortization and Depletion Expense (A&D)

A&D Expense and Unit A&D Expense for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1
		(restated – Note 2)

Total A&D expense	3,040	2,185
Unit A&D expense per boe ($)	9.87	7.06

2004-Q1 vs 2003-Q1
Our total A&D expense was $3.0 million versus $2.2 million. Unit A&D expense increased by a net of $2.81 or 40%, to $9.87 per boe. Sixty percent of this increase was due to additional depletion related to the July 7, 2003 repurchase of gross overriding royalty interests that previously burdened our total current and future production by 3%. A further 20% was due to amortization of our increased leasehold base, while the remainder was due mainly to the variances in capital-to-reserve ratios between the two comparative periods.

Exploration Expenses

Exploration Expenses and Unit Exploration Expenses for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1

Drilling (1)	1,464	99
Seismic data activity	2,623	738
Other	128	60
Total exploration expenses	4,215	897
Unit exploration expenses per boe ($)	13.68	2.90

(1) We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proved reserves.

2004-Q1 vs 2003-Q1
Total exploration expenses were $4.2 million versus $0.9 million. Unit exploration expenses increased by $10.78 or 372%, to $13.68 per boe. Fifty-seven percent or $1.9 million of this increase was due to the difference in our seismic activities in 2004-Q1 compared to 2003-Q1. In

2004-Q1 we spent $2.6 million on a 44 square-kilometer 3D proprietary seismic program at Orion, while in 2003-Q1, we spent $0.7 million for our share in a multi-client, 3D shoot/purchase at Wimborne. The remaining $1.4 million or 43% increase was due to the recognition of our share of drilling costs related to two unsuccessful exploration wells at Cypress/Chowade, one of which commenced drilling in late 2003. Our working interests in the two wells were 30% and 50%.

Interest Expense – Net

Net Interest Expense and Unit Net Interest Expense for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1
Net interest expense	179	139
Unit net interest expense per boe ($)	0.58	0.45

2004-Q1 vs 2003-Q1
Net interest was $0.2 million versus $0.1 million. The average daily balance of our bank operating facility increased by $3.4 million or 28%, to $15.6 million and our closing balance was also $15.6 million. The effective interest rates in 2004-Q1 and 2003-Q1 were 4.6% and 5.0%, respectively.

General and Administrative Expenses (G&A)

G&A Expenses and Unit G&A Expenses for the Comparative Periods Presented

($ 000’s unless otherwise stated)	2004-Q1	2003-Q1 (restated – Note 2)
G&A expenses	857	730
Unit G&A expenses per boe ($)	2.78	2.36

2004-Q1 vs 2003-Q1
Our G&A expenses were $0.9 million versus $0.7 million. Unit G&A expenses increased by a net $0.42 or 18%, to $2.78 per boe. The majority of this increase was due higher insurance premiums, adjustments to certain senior management salaries and stock-based compensation.

Income Tax Expense

We use the liability method of tax allocation in accounting for income taxes. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially-enacted rates and laws that will be in effect when the differences are expected to reverse.

Current and Future Income Tax Expenses (Recoveries) for the Comparative Periods Presented

($ 000’s)	2004-Q1	2003-Q1 (restated – Note 2)
Current income tax expense	–	1,684
Future income tax expense (recovery)	(785)	91
Total income tax expense	(785)	1,775

2004-Q1 vs 2003-Q1
Total income tax expense decreased to a recovery of $0.8 million from an expense of $1.8 million. This decrease was consistent with our pre-tax earnings. Our income tax recovery in 2004-Q1 reflects declining future income tax rates and the deductibility/non-deductibility of resource allowances and crown payments, respectively.

OUTLOOK FOR 2004

Our Fiscal 2004 target daily average and exit production rates are 3,900 and 4,400 per boe, respectively. Our target production rates do not include potential increases resulting from work being conducted during the year on certain undeveloped properties. A discussion of these properties, the amount of capital budgeted for them in 2004 and their potential impact on 2004 production is included in the Management’s Discussion and Analysis for the year ended December 31, 2003 under “Outlook for 2004”.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our capital resources at the end of 2004-Q1 consisted of cash flow from operations, cash provided by the exercise of stock options (not significant), and available lines of bank credit. Net debt at the end of 2004-Q1 compared to the end of 2003-Q1 increased by $3.4 million, as our capital expenditures and exploration expenses exceeded our cash flow from operations.

Based on our forecast of strong commodity prices and supported by our bank loan facility, we expect to meet our 2004 cash requirements. If warranted, and consistent with our stated strategy for growth through full-cycle exploration and development, we may seek term debt to finance long-life facilities and equity to fuel accelerated project exploration plans (see “Recent Material Event” below).

Financing activities – As at March 31, 2004, our revolving, demand bank loan facility was $25.0 million, $15.6 million of which was outstanding. Interest on this facility is at prime plus 3/8%, plus a standby fee on unused credit of 1/8%.

Recent Material Event
On April 30, 2004, we entered into a bought-deal financing agreement with Octagon Capital Corporation (as lead underwriter) and Raymond James Ltd. Pursuant to the terms of the agreement, we have agreed to issue, by way of private placement, 2,000,000 flow-through shares at $5.60 each on a firm-underwriting basis. As well, at the option of the underwriters exercised at least one business day before closing, we have agreed to issue 400,000 common shares at $4.55 each. If the underwriters exercise their option, the total gross proceeds of the offering will be $13,020,000.

The net proceeds of the share offering will be used to accelerate exploration activities of our natural gas properties at Cypress/Chowade and Orion in northeast British Columbia, and Wimborne in central Alberta. Closing is subject to normal closing conditions, including obtaining required regulatory approvals and is scheduled to occur on or about May 19, 2004.

Working capital – Changes in our working capital and net debt levels are primarily dependent upon our cash flow from operations, the amount of our capital expenditures and exploration expenses, and the timing of incurred field activities.

Our March 31, 2004 net debt level reflects an annualized net debt-to-cash-flow ratio of 1.1:1 (2003-Q1 – 0.6:1).

CHANGES IN ACCOUNTING POLICIES

At December 31, 2003, we adopted the amended standard of accounting for stock-based compensation as required by CICA Handbook section 3870, “Stock-based compensation and other stock-based payments” (CICA 3870). The amended standard has an expanded requirement to apply the fair-value based method of accounting for all stock-based payments, direct awards of stock and awards that call for settlement in cash and other assets. Under the fair-value based method, compensation costs attributable to all share options are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. We have applied the changes retroactively and restated the prior period for comparative purposes.

At December 31, 2003, we retroactively adopted the new standard of accounting for asset retirement obligations as required by CICA Handbook 3110, Asset Retirement Obligations (CICA 3110). The standard requires liability recognition for long-lived asset retirement obligations such as our wellsites and associated facilities. Initial measurement of the liabilities is their fair values, which is based on their discounted future values. These fair values are capitalized as part of the cost of the related assets and depleted to expense on the unit-of-production method. The liabilities accrete until we expect to settle the obligations. This differs from our prior practice, which involved accruing for the estimated removal and site restoration liability through charges to net earnings over the estimated life of reserves. We have applied the changes retroactively and restated the prior period for comparative purposes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Interim Report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our worldwide website or otherwise, in the future, by or on behalf of us. Such statements are generally identifiable by the terminology used such as “plans”, “expects, “estimates”, “budgets”, “intends”, anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may” or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and crude oil products; the ability to produce and transport natural gas, natural gas liquids and crude oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict and the negotiation and closing of material contracts. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or crude oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas, natural gas liquids and crude oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Notice to Reader

The accompanying financial statements of Dynamic Oil & Gas, Inc., comprised of the Balance Sheets as at March 31, 2004 and the Interim Statements of Earnings and Cash Flows for the three-month periods ended March 31, 2004 and 2003 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent external auditors of the Company.

BALANCE SHEETS

(In Canadian dollars)
	December 31 2004 $ (unaudited)	December 31 2003 $ (audited)

ASSETS
Current
Accounts receivable	3,952,989	6,962,387
Prepaid expenses	570,910	356,449
Total current assets	4,523,899	7,318,836
Natural gas and oil interests	62,504,219	57,083,789
Capital assets	350,480	365,561
	67,378,598	64,768,186

LIABILITIES & SHAREHOLDERS' EQUITY
Current
Bank indebtedness	1,024,748	1,386,238
Operating loan	15,550,000	13,250,000
Accounts payable and accrued liabilities	13,517,478	11,335,946
Income taxes payable	592,908	659,519
Total current liabilities	30,685,134	26,631,703

Asset retirement obligations	1,650,491	1,587,733
Future income tax liability	4,832,594	5,617,723
Total liabilities	37,168,219	33,837,159

Shareholders’ Equity
Share capital	27,775,020	27,747,487
Contributed surplus [note 2 ]	398,396	358,229
Retained earnings	2,036,963	2,825,311
Total shareholders' equity	30,210,379	30,931,027
	67,378,598	64,768,186

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian dollars)
For the Three Months Ended March 31	2004 $	2003 $ (restated – Note 2)
	(unaudited)	(unaudited)

REVENUE
Natural gas, liquids and oil sales	10,975,078	14,308,409
Royalties	(2,472,905)	(3,832,814)
Production costs	(1,813,018)	(1,596,568)
	6,689,155	8,879,027
Alberta royalty tax credit	55,307	263,993
	6,744,462	9,143,020

EXPENSES
General and administrative	857,317	730,012
Interest expense – net	178,803	139,155
Accretion of asset retirement
obligation [note 2]	25,930	23,461
	1,062,050	892,628
Earnings from operations before
the following	5,682,412	8,250,392
Amortization and depletion	3,040,425	2,185,110
Exploration expenses	4,215,464	897,287
Earnings (loss) before taxes	(1,573,477)	5,167,995
Income tax expense (recovery)
Current	–	1,683,774
Future	(785,129)	91,008
Net earnings (loss)	(788,348)	3,393,213

Retained earnings (deficit),
beginning of period	2,825,311	(2,152,991)
Retained earnings, end of period	2,036,963	1,240,222
Net earnings (loss) per share [note 3(b)]
basic	(0.04)	0.17
diluted	(0.03)	0.16

STATEMENTS OF CASH FLOWS

(In Canadian dollars)
For the Three Months Ended March 31	2004 $	2003 $ (restated – Note 2)
	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Net earnings (loss)	(788,348	3,393,213
Add (deduct) items not involving cash:
Accretion of asset retirement
obligation [note 2 ]	25,930	23,461
Amortization and depletion	3,040,425	2,185,110
Stock-based compensation	40,167	1,489
Future income taxes (recovery)	(785,129)	91,008
Exploration expenses	4,215,464	897,287
	5,748,509	6,591,568
Changes in non-cash working capital
affecting operating activities	(6,133,257)	(1,041,790)
Cash provided by (used in)
operating activities	(384,748)	5,549,778

FINANCING ACTIVITIES
Bank indebtedness	(361,490)	(1,064,285)
Operating loan	2,300,000	2,450,000
Shares issued for cash	27,533	197,255
Cash provided by financing activities	1,966,043	1,582,970

INVESTING ACTIVITIES
Purchase of capital assets	(15,099)	(26,398)
Natural gas and oil interests	(8,393,847)	(5,235,794)
Exploration expenses	(4,215,464)	(897,287)
Changes in non-cash working capital
affecting investing activities	11,043,115	(973,269)
Cash (used in) investing activities	(1,581,295)	(7,132,748)
Change in cash and cash equivalents	–	–
Cash and cash equivalents, beginning of period –		–
Cash and cash equivalents, end of period –		–
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	174,062	146,612
Income taxes	66,611	201,147

Notes to Unaudited Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosures required for annual financial statements.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the reporting period. Such estimates primarily involve sales volumes, commodity prices, royalties, production costs, certain general and administrative expenses, depletion and accretion expense. Changes in facts and circumstances may result in revised estimates, and actual results may differ from these estimates. In the opinion of management, all estimates and accruals necessary for a fair presentation have been considered and included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004.

These statements should be read in conjunction with the audited Balance Sheet as at December 31, 2003 and Statement of Operations and Retained Earnings, and Statement of Cash Flows and the notes thereto for the fiscal year ended December 31, 2003, such financial statements having been filed with the Securities Commissions. These financial statements reflect the same significant accounting policies as those described in the notes to the Company’s Fiscal 2003 financial statements.

Note 2. Change in Accounting Policies

[a] Stock-Based Compensation

At December 31, 2003, the Company adopted the amended standard of accounting for stock-based compensation as required by CICA Handbook section 3870, “Stock-based compensation and other stock-based payments” (CICA 3870). The amended standard has an expanded requirement to apply the fair-value based method of accounting for all stock-based payments, direct awards of stock and awards that call for settlement in cash and other assets.

Under the fair-value based method, compensation costs attributable to all share options are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Pursuant to the transition rules related to the amended standard, the expense recognized relates to all stock options granted during the year ended December 31, 2003. Accordingly, the three-month period ended March 31, 2003 has been restated for comparative reporting purposes.

The Company has applied the changes retroactively and the prior period has been restated for comparative purposes.

Retroactive adoption of the amended standard resulted in the Company restating certain of its financial results for the first quarter ended March 31, 2003. Accordingly, net earnings were decreased by $1,489 with a corresponding increase to contributed surplus.

For stock options granted prior to January 1, 2003, the Company has disclosed the required pro-forma effect on net earnings and net earnings per share as if the fair-value method of accounting as prescribed in CICA 3870 had been applied.

[b] Asset Retirement Obligations

At December 31, 2003, the Company retroactively adopted the new standard of accounting for asset retirement obligations as required by CICA Handbook 3110, Asset Retirement Obligations (CICA 3110). The standard requires liability recognition for retirement obligations associated with tangibles assets, such as our wellsites and associated facilities. Initial measurement of the liabilities is their fair values, which is based on their discounted future values. These fair values are capitalized as part of the cost of the related assets and depleted to expense on the unit-of-production method. The liabilities accrete until the Company expects to settle the obligations.

This differs from the prior practice, which involved accruing for the estimated removal and site restoration liability through charges to net earnings over the estimated life of reserves.

The Company has applied the changes retroactively and prior periods have been restated for comparative purposes.

Note 3. Common Share Capital

a) Issued and Outstanding Shares

The following table sets forth the issued and outstanding common shares.

For the Three Months Ended March 31		2004		2003

	#	$	#	$

Outstanding,
beginning of
the period	22,194,778	27,747,487	20,272,530	20,720,629

Shares issued on
the exercise of
stock options	12,533	27,533	113,666	197,255

Outstanding,
end of period	22,207,311	27,775,020	20,386,196	20,917,884

b) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

For the Three Months Ended March 31	2004	2003
Numerator:
Net earnings (loss) per period	(951,021)	3,393,213
Denominator:
Weighted average number of
common shares outstanding	22,203,585	20,315,307
Effect of dilutive stock options	1,330,454	916,839
Basic earnings (loss) per share	(0.04)	0.17
Diluted earnings (loss) per share	(0.04)	0.16

c) Options Outstanding

The following table summarizes the status of the Company’s stock option plan for the periods presented

	Number of Shares (#)	Weighted Average Option Price ($)

Outstanding at December 31, 2003	1,615,834	2.61
Exercised	12,533	2.20
Forfeited	8,667	2.65
Outstanding at March 31, 2004	1,594,634	2.61
Options exercisable at March 31, 2004	1,190,301	2.30

Options outstanding as at March 31, 2004 had expiry dates ranging from January 23, 2005 to April 29, 2013, with exercise prices ranging from $1.45 to $5.43 per share.

Note 4. Pro-Forma Net Earnings

(Fair-Value Based Method of Accounting for Stock Options)

During the quarters ended March 31, 2004 and 2003, the Company used the fair-value based method of accounting for stock options granted to directors, employees and non-employees, resulting in a decrease to net earnings and a corresponding increase to contributed surplus of $40,167 and $1,489, respectively. Stock options granted to directors and employees prior to January 1, 2003 were accounted for using the intrinsic-value based method.

The following table shows pro-forma net earnings and net earnings per common share had the Company applied the fair-value based method of accounting for all stock options outstanding:

For the Three Months Ended March 31	2004	2003
Net earnings (loss):
As reported	(788,348)	3,393,213
Pro forma	(813,521)	3,362,779
Basic earnings (loss) per common share:
As reported	(0.04)	0.17
Pro forma	(0.04)	0.16
Diluted earnings (loss) per common share
As reported	(0.03)	0.16
Pro forma	(0.03)	0.16

The fair values of the stock option grants were estimated based on the dates of grant using the Black-Scholes option-pricing model with the following assumptions:

	For stock options granted during
	2003	2002
Risk-free average interest rate	4%	5%
Dividend yield	0%	0%
Estimated volatility	51%	57%
Estimated life	3	3

Note 5. Subsequent Event

On April 30, 2004, we entered into a bought-deal financing agreement with both Octagon Capital Corporation as lead underwriter and Raymond James Ltd. Pursuant to the terms of the agreement, we have agreed to issue, by way of private placement, 2,000,000 flow-through shares at $5.60 each on a firm-underwriting basis. As well, at the option of the underwriters, exercised at least one business day before closing, we have agreed to issue 400,000 common shares at $4.55 each. If the underwriters exercise their option, the total gross proceeds of the offering will be $13,020,000.

The net proceeds of the share offering will be used to accelerate our continued exploration and development of our core natural gas properties at Cypress/Chowade and Orion in northeast British Columbia. Proceeds from the flow-through shares will be used to incur qualifying Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada) and the Company will renounce, for the 2004 taxation year, such CEE in favour of the original holders of the flow-through shares in an amount equal to the issue price for each flow-through share. Closing is subject to normal closing conditions including obtaining required regulatory approvals and is scheduled to occur on or about May 19, 2004.

The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Corporate Information

Directors

Wayne J. Babcock	John A. Greig
David J. Jennings	John Lagadin
Jonathan A. Rubenstein	William B. Thompson
Donald K. Umbach

Officers

Wayne J. Babcock, President & Chief Executive Officer
Donald K. Umbach, Vice President & Chief Operating Officer
David G. Grohs, Vice President, Production
Michael A. Bardell, Chief Financial Officer & Corporate Secretary

Head Office

Suite 230 – 10991 Shellbridge Way
Richmond, British Columbia Canada V6X 3C6
Tel: 604-214-0550 Toll free: 1-800-663-8072
Fax: 604-214-0551 E-mail: infodynamic@dynamicoil.com
Website: www.dynamicoil.com

Solicitors

Irwin, White & Jennings Vancouver, British Columbia
Perkins Coie LLP Santa Monica, California

Auditors

Ernst & Young LLP Vancouver, British Columbia

Bankers

National Bank of Canada Calgary, Alberta

Registrar and Transfer Agent

CIBC Mellon Trust Company Vancouver, British Columbia

Trading Symbols

TSX : DOL NASDAQ : DYOLF

Regulatory filings website:	Canadian: www.sedar.com US: www.sec.gov/edgar